FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui Participates in Recruit Co., Ltd.

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 24, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

January 24, 2007

For immediate release:

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui Participates in Recruit Co., Ltd.

Mitsui & Co., Ltd. (“Mitsui”) announced today that it has agreed to acquire shares of Recruit Co., Ltd. (“Recruit”) from Recruit’s subsidiary. The details of the acquisition are as follows:

➢	Number of shares	: 3,000,000shares

➢	Purchasing amount	: ¥ 27 billion

➢	Seller	: Recruit Agent Co., Ltd

➢	% of shares outstanding	: 5%

➢	Time of acquisition (scheduled)	: February, 2007

At the same time, Mitsui and Recruit have agreed to enter into business collaboration agreement in order to explore new business opportunities in areas including medical and senior-care businesses.

Mitsui and Recruit have been collaborating in medical/health-care businesses, through jointly establishing R3 Healthcare Planning in July 2005, and operating Hokendohjinsha Inc. as main shareholders. Through entering into equity relationship and business collaboration agreement, both parties intend to strengthen relationship furthermore, jointly developing opportunities in wider fields of businesses.

Recruit is a very important partner which has competitive expertise in consumer-driven B to C, media and medical/health-care businesses in which Mitsui focuses on in its initiatives in consumer service area. Combining together these expertise with Mitsui’s strength in broadcasting, internet, and overseas business development, which are mutually complementary, Mitsui and Recruit expect to jointly explore and develop new business opportunities in areas such as information service for consumers. Mitsui and Recruit are currently planning to launch nursing related information service business, and then expanding wider fields.

Outline of Recruit

➢ Name	: Recruit Co., Ltd.

➢ President & C. E. O.	: Hitoshi Kashiwaki

➢ Address	: 8-4-17 Ginza, Chuo-ku, Tokyo

➢ Founded	: August 26, 1963

➢ Paid-in Capital	: ¥ 3,003 million

➢ Sales	: ¥ 443,672 million (Year ended March 31, 2006)

➢ Net income	: ¥ 12,600 million

➢ Number of employees	: 6,298 (October 1, 2006)

➢ Business overview	: Human resources services & Matching services
linking products with consumers through information magazines, internet and mobile communication devices

For further information, please contact:

Mitsui & Co., Ltd.	Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7566

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.